1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 16, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Obtains Termination of ITC Investigation into
37nm and Smaller Products
Hsinchu, Taiwan, R.O.C. — November 16, 2010 — TSMC (TWSE:2330, NYSE:TSM) announced today that it was able to secure a favorable resolution to an International Trade Commission investigation for alleged patent infringement by its 28 nm process technology. The parties have filed a joint motion to terminate the ITC investigation titled In the Matter of Certain Semiconductor Products Made by Advanced Lithography Techniques and Products Containing Same, 337-TA-729, brought by STC.UNM, the licensing arm of the University of New Mexico.
The investigation alleged TSMC’s semiconductor process with critical dimensions of 37 nm or below of infringing U.S. Patent No. 6,042,998 (“’998 patent”). TSMC responded by denying the infringement allegations.
TSMC’s general counsel, Dr. Richard Thurston, remarked “While TSMC regrets that a case based upon an invalid and unenforceable patent such as STC’s made its way into the courts, TSMC is, however, pleased with the outcome of this case.”
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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator PR Department Tel: 886-3-505-5036 Mobile: 886-920-483591 E-Mail:dana_tsai@tsmc.com